Exhibit 99.77(i)

ITEM 77I – Terms of new or amended securities

At the October 13, 2011 Board meeting, the Board of Trustees of ING Separate Portfolios Trust (“ISPT”) approved the establishment of ING Retirement Solution 2020 Fund, ING Retirement Solution 2025 Fund, ING Retirement Solution 2030 Fund, ING Retirement Solution 2035 Fund, ING Retirement Solution 2040 Fund, ING Retirement Solution 2045 Fund, ING Retirement Solution 2050 Fund, ING Retirement Solution 2055 Fund and ING Retirement Solution Income Fund (collectively, the “Series”). In addition, at its November 27, 2012 meeting, the Board approved the agreements, the investment objective, investment strategy, investment restrictions, and other routine matters with respect to the establishment of the Series.